02034469

GCF- 257 /2002

Rio de Janeiro, 21/05/02

SUPPL

Securities and Exchange Commission
450 Fifth Street,N.W.
Washington,D.C. 20549
U.S.A.

Re.: Submission of Information pursuant to Rule 12g3-2(b) - under the Securities Exchange Act of 1934

File No. 82-4153

Dear Sirs,

Pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934,as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following document:

Press Release on the financial performance as of March 31, 2002.

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 55-21-3876-4045; Fax 55-21-3876-4977) - Rua General Canabarro nº 500 - 16º andar -Rio de Janeiro - RJ - 20271-905.

Very truly yours.

Carlos Rocha Velloso
Accounting Manager

dlw 6/3

C.c.: GCF

PETROBRAS DISTRIBUIDORA S.A.

First Quarter 2002 Earnings Release

PETROBRAS DISTRIBUIDORA S.A. – BR [BOVESPA: BRDT; OTC: PTBRY] All operating and financial information is presented in Reais (R$), according to Brazilian Corporate Law, unless otherwise stated.

Petrobras Distribuidora S.A. reported net income of R$381 million in 1Q-2002, with net operating revenue 3.8% higher than in 1Q-2001.

. Petrobras Distribuidora reported net income for 1Q-2002 of R$381 million (R$45 million in 1Q-2002). This result includes the profits from certain changes in its investment portfolio. In a transaction that closed on March 28 2002, BR transferred its holdings in 13 individual state gas distribution concessions to its controlling company for R$506 million.

. Gross revenues for the quarter were R$4,609 million, and net revenues R$3,759 million (R$4,452 million and R$3,620 million, respectively, in 1Q2001).

. First quarter 2002 sales volume increased 5.2% over 1Q-2001, reaching an average of 2,184 thousand m3/month.

. BR's Gross profit for 1Q-2002 was R$335 million (R$305 million in 1Q-2001), reflecting an increase in BR's share in the global fuel market from 31.5% in March 2001 to 33.1% in March 2002.

. The Company's cash generation (EBITDA) for 1Q-2002 was R$89 million (R$88 million in 1Q-2001).

. BR's market capitalization at the end of March 2002 was R$1,801 million (R$41.70 per thousand shares), 22.3% higher than on March 31 2001 (R$1,473 million, or R$34.10 per thousand shares).

PETROBRAS DISTRIBUIDORA
INDEX

Net Income

Petrobras Distribuidora reported net income of R$381 million in 1Q-2002 (R$45million in 1Q-2002), and operating income of 2.0% of net revenues (2.0% in 1Q-2001).

Millions of Reais (R$)

4°Q 2001		January - March 2002	2001	Var. %
4,344	**Net operating revenue**	**3,759**	3,620	3.8
106	**Operating profit**	**74**	71	3.6
167	**Net income for the period**	**381**	45	746
3.86	**Net income per '000 shares**	**8.82**	1.05	748
1,456	**Market Value**	**1,801**	1,473	22.3

The main factors affecting 1Q-2002 net income were:

- A 5.2% increase in fuel sales volume, primarily of gasoline (13.6%) and diesel (13.4%), raising BR's market share to 33.1%.
- An 11.7% increase over 1Q-2001 in net operating expenses, resulting from an increase in freight costs, outsourcing expenses, tax expenses, expenditures on social programs and a reduction in net financial expenses.
- An increase in non-operating results caused by the profit on the sale of BR's equity stakes in 13 associated gas companies to Petrobras for R$506 million.

Financial Indicators

4Q-2001		January - March 2002	January - March 2001
9.1	**Gross Margin (%)**	**8.9**	8.4
2.4	**Operating Margin (%)**	**2.0**	2.0
3.8	**Net Margin (%)**	**10.1**	1.2
135	**EBITDA – R$ million**	**89**	88

The Company's business activities yielded R$89 million of profit before interest, tax, depreciation and amortization (EBITDA) in 1Q-2002, 1.5% higher than that of 1Q-2001.

The 1Q-2002 gross margin was 6% higher than that of 1Q-2001, reflecting the 5.2% increase in global sales volume.

The operating margin was unchanged from 1Q-2001.

Debt

	Millions of Reais (R$)		
	31.03.2002	31.03.2001	Δ %
Short-term Debt	101	796	(87,3)
Long-term Debt	-	-	-
Total Debt	101	796	(87,3)
Net Debt/(Net Debt + Equity) Ratio	5%	34%	
Total Net Assets	3,690	3,324	11
Capital Structure (Liabilities/Total Assets)	48%	55%	

The Company's debt was mainly comprised of amounts owed to PETRÓLEO BRASILEIRO S.A. – PETROBRAS for the purchase and sale of product, under normal market conditions for such transactions. On March 31 2002, total debt was 87.3% lower than March 31 2001. This reduction was achieved thanks to the amortization of part of the debt with PETROBRAS, the transfer of assets relating to the asset exchange operation with REPSOL – YPF, together with the change in the investment portfolio following the transfer of 13 state gas concession companies to the Controlling Company for R$554 million, which reduced debt and, consequently, financial expenses.

Capital Expenditures

For 1Q-2002, in compliance with the targets contained in its strategic plan for 2002, capital expenditures totaled R$70 million, primarily on: expansion and upgrading of its gas station network, support for its industrial and commercial clients, improvements to its distribution bases, as well as improvements in safety and environmental systems.

	Millions of Reais (R$)				
	January - March				
	2002	%	2001	%	Δ%
Implementation and remodeling of oil products and natural gas retail service stations	42	60%	20	62%	110%
Expansion and remodeling of Storage bases/distribution terminals	12	17%	4	13%	200%
Installations at industrial/commercial clients	7	10%	1	3%	600%
Administrative and information technology infrastructure	7	10%	6	19%	17%
Implementation of safety and environmental protection system	2	3%	1	3%	100%
Total investment	70	100%	32	100%	119%

Sales Volumes

Sales volumes for the January-March 2002 period increased 5.2% over 1Q-2001, a sign of BR's competitiveness, after the gradual return to normal commercial relations.

Thousands of cubic meters

Sales volume

4Q-2001		January - March 2002	2001	%
1,131.3	**Gasoline**	1,183.3	1,041.7	13.6%
117.4	**Alcohol**	105.0	117.8	-10.9%
2,689.6	**Diesel**	2,501.5	2,205.6	13.4%
1,508.8	**Fuel Oil**	1,344.8	1,535.3	-12.4%
612.0	**Aviation Products**	592.2	614.1	-3.6%
53.5	**Lubricants**	53.1	46.0	15.5%
166.8	**Natural Gas**	167.1	132.3	26.3%
160.0	**Asphalt**	119.9	99.4	20.6%
452.0	**Others**	484.7	436.1	11.1%
6891.4	**Total**	**6,551.6**	**6,228.3**	**5.2%**

Net Operating Revenue

Net 1Q-2002 operating revenue from the sale of products and services grew 3.8% over 1Q-2001, as the result of higher global sales volume, principally of gasoline (13.6%) and diesel (13.4%), reaching a market share to 33.1%.

Millions of Reais (R$)

Net income per product

4Q-2001		January - March 2002	2001	%
1,179	**Gasoline**	1,015	1,034	-1.8%
76	**Alcohol**	68	81	-16.0%
1,736	**Diesel**	1489	1,323	12.5%
524	**Fuel Oil**	464	506	-8.3%
355	**Aviation Products**	253	327	-22.6%
92	**Lubricants**	90	72	25.0%
62	**Natural Gas**	64	41	56.1%
58	**Asphalt**	44	31	41.9%
250	**Others**	259	159	62.9%
4,332		**3,746**	**3,574**	**4.8%**

Sales Deductions

As from the quarterly report, there has been a reclassification of the item where the Company is responsible for the payment of the product freight costs and these delivery expenses have been built into the client's price. Shown in the financial statements as deductions against gross revenues up to December 31 2001, this item has now been reclassified as selling expenses (R$41.131 million in 1Q-2002 versus R$34.090 million in 1Q-2001). While these expenses will now be excluded from the net revenues on sales of products and services and gross profit items, this will not affect operating income in either period.

Millions of Reais (R$)

		January - March		
4Q-2001		2002	2001	Δ %
925	ICMS	790	779	1
12	PASEP	11	10	10
56	COFINS	49	43	11
993	Total	850	832	2

Income Statement

Millions of Reais (R$)

4Q-2001		1Q-2002	1Q-2001
5,378	**Gross Operating Revenues**	4,609	4,452
(993)	**Sales Deductions**	(850)	(832)
4,385	**Net Operating Revenue**	3,759	3,620
(3,985)	Cost of Goods Sold	(3,424)	(3,315)
400	**Gross Profit**	335	305
	Operating Expenses		
(296)	Sales, General and Administrative	(244)	(217)
(24)	Taxes	(23)	(17)
36	Others, net	3	-
(284)		(264)	(234)
	Net Financial Expenses		
34	Income	40	29
(41)	Expense	(37)	(34)
(3)	Monetary and Foreign Exchange Correction – *Assets and Liabilities*	-	5
(10)		3	-
106	**Operating Profit**	74	71
130	**Non-operating Income (Expense)**	506	1
(9)	**Employee Profit Sharing Plan**	-	
(60)	**Income Tax and Social Contribution**	(199)	(27)
167	**Net Income (Loss)**	381	45

Balance Sheet

Assets	Millions of Reais (R$)	
	31.03.2002	31.03.2001
Current Assets	**2,294**	**2,043**
Cash and Cash Equivalents	54	52
Accounts Receivable	1,453	1,109
ICMS to be Reimbursed and to be Passed on	131	194
Inventories	567	590
Others	89	98
Non-current Assets	**532**	**588**
Accounts Receivable	245	293
Judicial Deposits	108	111
Deferred Taxes and Social Contributions	127	128
Others	52	56
Fixed Assets	**864**	**728**
Investments	67	101
Property. Plant and Equipment	797	627
Total Assets	**3,690**	**3,359**

Liabilities	Millions of Reais (R$)	
	31.03.2002	31.03.2001
Current Liabilities	**1,245**	**1,574**
Suppliers	680	525
Taxes and Social Contributions Payable	240	81
Dividends and Interest on Capital	93	73
Transactions with Controlling Company	101	796
Others	131	99
Long-term Liabilities	**508**	**268**
Health care Benefits	216	-
Pension Plan	198	185
Contingency Provisions	94	83
Shareholders' Equity	**1,937**	**1,517**
Capital Stock	812	812
Revenue and Capital Reserves	744	113
Retained Earnings	-	547
Net Income for the Period	381	45
Total Liabilities	**3,690**	**3,359**

Cash Flow Statement

	Millions of Reais (R$) January - March 2002	2001
Net Income (Loss)	**381**	**45**
(+) Adjustments	96	49
Depreciation & Amortization	18	16
Residual Value of Written-off Assets	48	-
Amortization of Conditional Loans	8	13
Provisions	22	18
Other Adjustments		2
Asset Reduction (Increase)	(21)	(63)
Short Term Accounts Receivable	(27)	113
Inventories	(26)	(48)
Other Assets	32	(128)
Liabilities Increase (Reduction)	207	(146)
Suppliers	39	(139)
Taxes and Social Contributions	152	4
Other Liabilities	16	(11)
Cash Generated (Utilized) by Operating Activities	**663**	**(115)**
Cash Generated (Utilized) by Financing activities	**(604)**	**127**
Transactions with the Controlling Company	(604)	127
Cash Utilized in Investment Activities	**(74)**	**(34)**
Operating and Commercial Activities	(67)	(32)
Administrative Activities	(3)	(1)
Equity Investments and Others	(4)	(1)
Cash Utilized in the Period	**(15)**	**(23)**
Cash at the Beginning of the Period	69	75
Cash at the End of the Period	54	52

Value Added Statement

	Millions of Reais (R$) January - March 2002	2001
Total Revenues	**5,108**	**4,437**
Sales of Products and Services	4,609	4,452
Provision for Doubtful Debts	(7)	(16)
Non-operating Income Net	506	1
Raw Materials acquired from Third Parties	**4,140**	**3,996**
Products and Services	3,999	3,882
Supplies, Energy, Third Party Services, Provisions and Others	141	114
Gross Added Value	**968**	**441**
Retained Value	**18**	**16**
Depreciation	18	16
Net Value Added	**950**	**425**
Value Added Received by Transfer	**41**	**33**
Financial Income and Foreign Currency Gains	41	33
Total Value Added to be Distributed	**991**	**458**
Distribution of Value Added	**991**	**458**
Personnel and Social Charges	64	61
Tax, Rates and Contributions	502	313
Financial, Foreign Exchange, Interest and Rental expenses	44	39
Profit in the Period	381	45

Taxes and Contributions Paid

BR's economic contribution to the nation, measured by the payment of taxes, rates and social contributions, totaled R$174 million in 1Q-2002, 11% higher than 1Q-2001.

Millions of Reais (R$)				
		Economic Contribution-Brazil		
		January - March		
4Q-2001		2002	2001	Δ %
77	ICMS	69	71	(3)
12	PASEP [(1)]	11	9	22
56	COFINS [(1)]	49	44	11
34	Income Tax and Social Contribution on Profit	22	16	38
24	CPMF and Others	23	17	35
203	Total	174	157	11

[(1)] See comment on sales deductions (page 5).

Capital Stock and Shareholders' Equity

Major shareholders	Voting Capital *Common Shares %*	Non-voting Capital *Preferred Shares %*	Total *%*
Petrobras	99.9%	59.6%	73.6%
Brazilian Institutional Investors		11.5%	7.5%
International Institutional Investors		6.1%	4.0%
Individual Shareholders		21.2%	13.8%
ADR - Level I		1.6%	1.0%
Others	0.1%		0.1%
Total	100%	100%	100%
Total Shares	15,000,000,000	28,199,977,500	43,199,977,500

For March 31 2002, shareholders' equity was R$1,937 million, with book value of R$44.84 per thousand shares. Market capitalization at the March 31 2002 Bovespa price was R$1,801 million (R$41.70 per thousand shares).

For more information, PETROBRAS DISTRIBUIDORA S.A.'s website at: www.br.com.br

CONTACTS:

PETROBRAS DISTRIBUIDORA S.A.
Rua General Canabarro, 500
16° andar – Maracanã - Rio de Janeiro, RJ
20271-905 Brasil
Abelardo de Lima Puccini
Chief Financial Officer and Investor Relations Director
+55 (21) 3876-4045
E-mail : rel.invest@br-petrobras.com.br
Carlos Rocha Velloso
Financial Control and Investor Relations
+55 (21) 3876- 4072

"Statements made in this report relating to business prospects for the Company, projections and operating and financial targets and in relation to the potential growth for the Company constitute mere forecasts and were based on Management's outlook for the future of the Company. Such expectations are highly dependent on market conditions, macroeconomic performance of the country, of the sector and international markets and are, therefore, subject to change